Exhibit 3(ii) – Amendment to Bylaws

The following reflects the change to the Company’s Amended and Restated Bylaws dated December 4, 2012, as amended by the Amendment to Bylaws dated December 3, 2014 (text inserted):

“3.4 Vacancy. If the office of any Director becomes vacant by reason of death, resignation, retirement, disqualification, removal from office, or otherwise, a majority of the remaining Directors, though less than a quorum, shall choose a successor, who shall hold office until the next Annual Meeting of Stockholders, at which such Director shall stand for election to serve for a term expiring at the next election of the class for which such Director shall have been chosen, and until such Director’s successor shall be elected and qualified.”